EXHIBIT 2.1
AGREEMENT AND PLAN OF MERGER
     This Agreement and Plan of Merger (the “Agreement”) is made as of September 14, 2006, by and among Fidelity Financial Corporation of Michigan, a Delaware corporation, whose principal office is located at 1040 E. Maple Road, Birmingham, Michigan 48009 (“Fidelity”) and Dearborn Bancorp, Inc., a Michigan corporation, whose principal office is located at 1360 Porter Street, Dearborn, Michigan 48124 (“Dearborn”).
PRELIMINARY STATEMENT
     1. The Boards of Directors of Fidelity and Dearborn have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Fidelity will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Dearborn (the “Merger”), so that Dearborn is the surviving corporation in the Merger; and
     2. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
     In consideration of the representations, warranties, mutual covenants and agreements contained in this Agreement, the parties agree as follows:
ARTICLE I — THE TRANSACTION
     Subject to the terms and conditions of this Agreement, the Merger shall be carried out in the following manner:
     1.1 Merger. Subject to the terms and conditions herein, at the Effective Time (defined below), Fidelity shall be merged with and into Dearborn and the separate corporate existence of Fidelity shall then cease. Fidelity and Dearborn are each sometimes referred to as a “Constituent Corporation” prior to the Merger. At the Effective Time, the Constituent Corporations shall become a single corporation, which corporation shall be Dearborn (the “Surviving Corporation”). The effect of the Merger upon each of the Constituent Corporations and the Surviving Corporation shall be as provided in the Michigan Business Corporation Act of the State of Michigan, as amended (the “Michigan Act”).
     1.2 The Closing. The “Closing” for the Merger shall be held at such time, date, and location as may be mutually agreed by the parties. In the absence of such agreement, the Closing shall be held at the Detroit, Michigan offices of Dickinson Wright PLLC, commencing at 11 a.m. on a date specified by Fidelity and Dearborn, but subject to Section 1.3 hereof no later than upon five (5) Business Days’ (defined below) written notice after the last to occur of the following events: (a) receipt of all consents and approvals of government regulatory authorities, and the expiration of all related statutory waiting periods, legally required to consummate the Merger; (b) approval of this Agreement by the shareholders of Fidelity, and (c) obtaining and closing by Dearborn on financing in amounts and terms acceptable to Dearborn. Scheduling or commencing the Closing shall not, however, constitute a waiver of the conditions precedent of either Dearborn or Fidelity as set forth in Articles VI and VII, respectively. Upon completion of the Closing, Fidelity and Dearborn shall each promptly execute and file certificates of merger as required by the Michigan Act and the Delaware General Corporation Law (the “Delaware Act”) to effect the Merger (the “Certificates of Merger”). No party shall take any action to revoke the Certificates of Merger after their filing without the written consent of the other party.
          1.2.1 Escrow Agreement. In the event that the Closing occurs prior to the determination from Plante Moran LLP of Closing Equity pursuant to Section 2.1.5 hereof, $500,000 of the Per Share Merger Consideration shall be placed in escrow pending receipt of such determination pursuant to the terms of an escrow agreement and the balance of the Per Share Merger Consideration shall be remitted to Fidelity by wire transfer pursuant to Section 2.4.1 hereof. The form of the escrow agreement shall be mutually determined by Dearborn and Fidelity.
     1.3 Effective Time of Merger. The Merger shall be consummated following the Closing by filing the Certificates of Merger in the manner required by law. The “Effective Time” of the Merger shall be as of the time and date when the Merger becomes effective as set forth in the Certificates of Merger, but not later than five (5) Business Days after the Closing occurs. As used in this Agreement, the term “Business Day” means any day other than a day on which The Nasdaq Stock Market (“Nasdaq”) is closed. Fidelity and Dearborn agree that the Closing shall not be earlier than January 2, 2007 nor later than January 31, 2007 (“Upset Date”), unless mutually agreed by Fidelity and Dearborn.
     1.4 Additional Actions. At any time after the Effective Time, the Surviving Corporation may determine that deeds, assignments, or assurances or any other acts are necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its rights, title, or interest in, to, or under any of the rights, properties, or assets of Fidelity acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or to otherwise carry out the purposes of this Agreement. Fidelity grants to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments, and assurances and to do all acts necessary, proper, or convenient to accomplish this purpose. This irrevocable power of attorney shall only be operative following the Effective Time and at such time, the officers and directors of the Surviving Corporation shall be fully authorized in the name of Fidelity to take any and all such actions contemplated by this Agreement.

     1.5 Surviving Corporation. As of and immediately after the Effective Time, the Surviving Corporation shall have the following attributes until they are subsequently changed in the manner provided by law.
     1.5.1 Name. The name of the Surviving Corporation shall be Dearborn Bancorp, Inc.
     1.5.2 Articles of Incorporation. The articles of incorporation of the Surviving Corporation shall be the articles of incorporation of Dearborn as in effect immediately prior to the Effective Time, without change.
     1.5.3 Bylaws. The bylaws of the Surviving Corporation shall be the bylaws of Dearborn as in effect immediately prior to the Effective Time, without change.
     1.5.4 Officers. The officers of Dearborn immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold with the Surviving Corporation the same offices as they hold with Dearborn.
     1.5.5 Directors. The directors of Dearborn immediately prior to the Effective Time shall be the directors of the Surviving Corporation.
ARTICLE II — CONVERSION AND EXCHANGE OF SHARES
     Subject to the terms and conditions of this Agreement and as a result of the Merger, all common stock of Fidelity (“Fidelity Common Stock”) shall be converted into the Per Share Merger Consideration (defined below) as follows:
     2.1 Conversion of Shares. As of the Effective Time:
     2.1.1 Conversion of Fidelity Common Stock. Each share of Fidelity Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Merger Consideration. Per Share Merger Consideration shall mean $70,515,665 divided by the number of shares of Fidelity Common Stock outstanding at the close of business on the date of Closing paid in the form of a wire transfer, subject to adjustment as set forth in Sections 2.1.5 and 2.3.
     2.1.2 No Conversion of Dearborn’s Common Stock. Each share of Dearborn Common Stock outstanding immediately prior to the Effective Time shall continue to be outstanding without any change.
     2.1.3 Stock Held by Dearborn. Each share of Fidelity Common Stock, if any, held by Dearborn or any of its subsidiaries for its own account, and not in a fiduciary or representative capacity for a person other than Dearborn, or any of its subsidiaries, shall be canceled and no consideration shall be payable with respect to any such share.
     2.1.4 Fidelity Common Stock No Longer Outstanding. Each share of Fidelity Common Stock outstanding immediately prior to the Effective Time shall, as of the Effective Time, no longer be outstanding and each certificate previously representing such shares of Fidelity Common Stock shall thereafter represent only the right to receive the Per Share Merger Consideration.
     2.1.5 Minimum Equity. “Closing Equity” shall mean the total Shareholder’s equity of Fidelity as determined by Plante Moran LLP under Generally Accepted Accounting Principles (“GAAP”) as of the last day of the month preceding the Closing including transaction costs which shall include, without limitation, the brokerage fee of Hovde Financial, Inc. and all professional fees and excluding any conforming adjustments requested by Dearborn. If the Closing Equity is less than $27,800,000 (“Minimum Equity”), then the Per Share Merger Consideration shall be reduced dollar for dollar by the difference between the Minimum Equity and the Closing Equity. If the Closing Equity is greater than $28,200,000 (“Maximum Equity”) then the Per Share Merger Consideration shall be increased dollar for dollar by the difference between the Maximum Equity and the Closing Equity.
     2.2 Allocation of Purchase Price. The parties agree that the tax treatment of the transaction shall be as an asset sale pursuant to Rev. Rul. 69-6, 1969-1 CB. 104, and agree that the aggregate amount of the Per Share Merger Consideration, as adjusted by Section 2.1.5, shall, for tax purposes only, be allocated among the assets of Fidelity substantially in accordance with the amounts set forth on Schedule 2.2 attached, as prepared by Dearborn. Fidelity and Dearborn agree that they will not take any position that is inconsistent with the allocations set forth on Schedule 2.2 in preparing income, capital, franchise or other tax returns.
     2.3 Cessation of Shareholder Status. As of the Effective Time, each record holder of shares of Fidelity Common Stock outstanding immediately prior to the Effective Time shall cease to be a shareholder of Fidelity and shall have no rights as a shareholder of Fidelity. Each stock certificate representing shares of Fidelity Common Stock outstanding immediately prior to the Effective Time (“Old Certificates”) shall then be considered to represent the right to receive the Per Share Merger Consideration as provided in this Agreement.
     2.4 Surrender of Old Certificates and Payment of Per Share Merger Consideration. Old Certificates shall be exchangeable by holders for the Per Share Merger Consideration to which such holders shall be entitled in the following manner:
     2.4.1 Delivery of Old Certificates. At the Closing, Fidelity shall deliver to Dearborn the Old Certificates accompanied by an appropriate transmittal form executed by each Fidelity shareholder. Thereupon Dearborn shall immediately cause the Per Share Merger Consideration to be wire transferred to Fidelity for delivery to Fidelity shareholders.
     2.4.2 Stock Transfers. After the Effective Time, there shall be no transfers on Fidelity’s transfer books of the shares of Fidelity Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates are properly presented for transfer, they shall be canceled. After the Effective Time, ownership of such shares as represented by any Old Certificates may be transferred only on the stock records of Dearborn.
ARTICLE III — DEARBORN’S REPRESENTATIONS AND WARRANTIES
     Dearborn represents and warrants to Fidelity as follows:
     3.1 Organization and Good Standing. Dearborn is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. Dearborn has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Dearborn is a bank holding company duly registered as such with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (the “Federal Bank Holding Company Act”).
     3.2 Authorization, No Conflicts, Etc.
     3.2.1 Authorization of Agreement. Dearborn has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger. This Agreement and consummation of the Merger have been duly authorized by the Board of Directors of Dearborn. The Board of Directors of Dearborn have determined that this Agreement and the transactions contemplated in this Agreement are in the best interests of Dearborn and its stockholders and no other corporate proceedings on the part of Dearborn are necessary to authorize this Agreement or to consummate the Merger. This Agreement has been duly executed and delivered by, and (assuming due authorization, execution and delivery by Fidelity) constitutes valid and binding obligations of Dearborn and is enforceable against Dearborn in accordance with its terms.
     3.2.2 No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Agreement by Dearborn, and the consummation of the Merger by Dearborn, do not and will not violate, conflict with, or result in a breach of: (a) any provision of Dearborn’s articles of incorporation or bylaws; or (b) any statute, code, ordinance, rule, regulation, judgment, order, writ, memorandum of understanding, arbitral award, decree, or injunction applicable to Dearborn or its subsidiaries, assuming the timely receipt of each of the approvals referred to in Section 3.2.4.
     3.2.3 Regulatory Restrictions. The execution, delivery, and performance of this Agreement by Dearborn, and the consummation of the Merger by Dearborn, do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any memorandum of understanding or similar regulatory consent agreement to which Dearborn is a party or subject, or by which Dearborn is bound or affected.
     3.2.4 Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation of the Merger by Dearborn except (i) compliance with the provisions of the Michigan Act, (ii) compliance with federal and state securities laws, (iii) compliance with bylaws and rules of the National Association of Securities Dealers (“NASD”), (iv) compliance with applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), if required, (iv) receipt of approvals required under the Federal Bank Holding Company Act, the Federal Deposit Insurance Act, as amended (the “FDIA”), and, if applicable, the Michigan Banking Code of 1999 (the “Michigan Banking Code”). Dearborn knows of no reason why the regulatory approvals referred to in this Section cannot be obtained or why the process would be materially impeded.
ARTICLE IV — FIDELITY’S REPRESENTATIONS AND WARRANTIES
     Except as disclosed in a correspondingly numbered section of the disclosure schedule (the “Fidelity Disclosure Statement”) delivered by Fidelity to Dearborn prior to the execution of this Agreement, Fidelity represents and warrants to Dearborn as follows; provided, however, the disclosure in the Fidelity’s Disclosure Statement of an item or matter in response or in reference to one provision or representation shall be deemed responsive to other provisions and representations where the applicability of such item or matter to other provision(s) is reasonably apparent:
     4.1 Organization and Good Standing. Fidelity is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Fidelity has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

Fidelity is a bank holding company duly registered as such with the Board of Governors of the Federal Reserve System under the Federal Bank Holding Company Act.
     4.2 Subsidiaries. The only direct or indirect subsidiaries of Fidelity is Fidelity Bank (the “Bank”).
     4.2.1 Ownership. Except for the Bank, Fidelity does not have “Control” (as defined in Section 2(a)(2) of the Federal Bank Holding Company Act, using 5 percent rather than 25 percent), either directly or indirectly, of any corporation, general or limited partnership, limited liability company, trust or other entity engaged in an active trade or business or that holds any significant assets. Fidelity owns all of the issued and outstanding shares of capital stock of the Bank. There is no legally binding and enforceable subscription, option, warrant, right to acquire, or any other similar agreement pertaining to the capital stock or membership interest of the Bank.
     4.2.2 Qualification and Power of the Bank. The Bank is duly organized, validly existing, and in good standing as a bank under the laws of the State of Michigan. The Bank is qualified or admitted to conduct business in each state where such qualification or admission is required except that state or those states where the failure to be so qualified or admitted would not have a Material Adverse Effect on Fidelity. The Bank has full corporate power and authority to carry on its business as and where it is now being conducted.
     4.2.3 Deposit Insurance; Other Assessments. The Bank maintains in full force and effect deposit insurance through the Bank Insurance Fund and the Savings Association Insurance Fund of the FDIC. The Bank has fully paid to the FDIC as and when due all assessments with respect to its deposits as are required to maintain such deposit insurance in full force and effect. The Bank has paid as and when due all fees, charges, assessments, and the like to each and every governmental or regulatory agency having jurisdiction as required by law, regulation, or rule.
     4.3 Authorization, No Conflicts, Etc.
     4.3.1 Authorization of Agreement. Fidelity has the requisite corporate power and authority to execute and deliver this Agreement, and subject to adoption by Fidelity’s shareholders, to consummate the Merger. This Agreement has been duly adopted and the consummation of the Merger has been duly authorized by the Board of Directors of Fidelity. The Board of Directors of Fidelity have determined that this Agreement and the transactions contemplated hereby are in the best interests of Fidelity and have directed that this Agreement and the transactions contemplated by this Agreement be submitted to Fidelity shareholders for adoption at a duly held meeting of such shareholders, and except for approval of this Agreement by Fidelity shareholders and the transaction contemplated by this Agreement, no other corporate proceedings on the part of Fidelity are necessary to authorize this Agreement or to consummate the Merger. This Agreement has been duly executed and delivered by, and (assuming due authorization, execution and delivery by Dearborn) constitutes valid and binding obligations of, Fidelity and is enforceable against Fidelity in accordance with its terms.
     4.3.2 No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Agreement by Fidelity, and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of any provision of: (a) the certificate of incorporation, charter, bylaws, or similar organizational documents of Fidelity or the Bank; or (b) any judgment, order, writ, memorandum of understanding, arbitral award, decree, or injunction applicable to Fidelity or the Bank, or to the knowledge of Fidelity any statute, code, ordinance, rule or regulation, assuming the timely receipt of each of the approvals referred to in Section 3.2.4 (Required Approvals).
     4.3.3 Regulatory Restrictions. The execution, delivery, and performance of this Agreement by Fidelity, and the consummation of the Merger, do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any memorandum of understanding or any regulatory agreement or commitment to which Fidelity or the Bank is a party or subject, or by which they are bound or affected.
     4.4 Capital Stock.
     4.4.1 Classes and Shares. The authorized capital stock of Fidelity consists of 1,812,500 shares of Common Stock, $1.00 par value, all of which are designated as shares of Common Stock. As of the date of this Agreement, a total of 1,713,948 shares of Common Stock were validly issued and outstanding.
     4.4.2 No Other Capital Stock. There is no security or class of securities outstanding that represents or is convertible into capital stock of Fidelity. There is no outstanding subscription, option, warrant, or right to acquire any capital stock of Fidelity, or any agreement to which Fidelity is a party or by which it is or may be bound to issue capital stock.
     4.4.3 Issuance of Shares. After the date of this Agreement, the number of issued and outstanding shares of Fidelity Common Stock is not subject to change before the Effective Time.
     4.4.4 Voting Rights. Other than the shares of Fidelity Common Stock described in this Section, neither Fidelity nor the Bank has outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of this Agreement or that entitle the holder or holders to consent to, or withhold consent on, this Agreement.

     4.5 Financial Statements.
     4.5.1 The consolidated financial statements of Fidelity as of and for each of the three years ended December 31, 2005, 2004, and 2003, as reported on by Fidelity’s independent accountants, and the unaudited consolidated financial statements of Fidelity and its subsidiaries as of and for each month and quarter ended before the date of this Agreement, including all schedules and notes relating to such statements, as previously delivered to Dearborn (collectively, “Fidelity’s Financial Statements”), fairly present in all material respects, and the unaudited consolidated financial statements of Fidelity as of and for each month and quarter ended before the date of this Agreement including all schedules and notes relating to such statements, fairly present in all material respects, the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Fidelity as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments (the effect of which would not, individually or in the aggregate, have a Material Adverse Effect on Fidelity) and the absence of notes (that, if presented, would not differ materially from those included in Fidelity’s Financial Statements). No financial statements of any entity or enterprise other than the Bank are required by GAAP to be included in the consolidated financial statements of Fidelity.
     4.5.2 Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:
     (a) The consolidated reports of condition and income of the Bank (including any amendments) as of and for each of the fiscal years ended December 31, 2005, 2004, and 2003, and as of and for the fiscal quarters ended March 31, 2006 and June 30, 2006, as filed with the FDIC; and
     (b) The FR Y-9SP (including any amendments) for Fidelity as of and for each of the fiscal years ended December 31, 2005, 2004, and 2003, as filed with the Federal Reserve Board.
     All of such reports required to be filed prior to the Effective Time by Fidelity and/or the Bank will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section are collectively referred to as the Call Reports.

     4.6 Absence of Undisclosed Liabilities. Except as and to the extent reflected or reserved against in Fidelity’s Financial Statements as of June 30, 2006, neither Fidelity nor the Bank had, as of such date, liabilities or obligations, secured or unsecured (whether accrued, absolute, or contingent) that, as of such date, would be reasonably likely to have a Material Adverse Effect on Fidelity.
     4.7 Absence of Material Adverse Changes. Since December 31, 2005, there has been no material change in the financial condition, income, expenses, assets, liabilities or business of Fidelity or the Bank that had or in the future is reasonably likely to have a Material Adverse Effect on Fidelity, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole. No facts or circumstances have been discovered from which it reasonably appears that there is a reasonable probability that there will occur a change that could have a Material Adverse Effect on Fidelity or the Bank, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole.
     4.8 Legal Proceedings. Other than claims against the Bank as a stakeholder of mortgaged real estate, there is no action, suit, proceeding, claim, arbitration, or investigation pending or to the knowledge of Fidelity threatened by any person, including without limitation any governmental or regulatory agency, against Fidelity or the Bank, or the assets or business of Fidelity or the Bank. To the knowledge of Fidelity, there is no factual basis that presents a reasonable potential for any such action, suit, proceeding, claim, arbitration, or investigation.
     4.9 Regulatory Filings. In the last three (3) years:
     4.9.1 Regulatory Filings. Fidelity has filed in a timely manner all material filings with regulatory bodies for which filings are required; and
     4.9.2 Complete and Accurate. All such filings, as of their respective filing dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except for any such misstatements or omissions that are not reasonably likely to have a Material Adverse Effect on Fidelity.
     4.10 No Indemnification Claims. To the knowledge of Fidelity, there has been no event, action, or omission by or with respect to any director, officer, employee, trustee, agent, or other person who may be entitled to receive indemnification or reimbursement of any claim, loss, or expense under any agreement, contract, or arrangement providing for corporate indemnification or reimbursement of any such person.
     4.11 Conduct of Business. To the knowledge of Fidelity, each of Fidelity and the Bank has conducted its business and used its properties in compliance with all federal, state, and local laws, civil or common, ordinances and regulations, including without limitation applicable federal and state laws and regulations concerning banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, usury, fair credit reporting, consumer protection, occupational safety, fair lending, civil rights, employee protection, fair employment practices, fair labor standards, real estate settlement and procedures, and insurance; and Environmental Laws; except for violations (individually or in the aggregate) that would not have a Material Adverse Effect on Fidelity. Without limiting and notwithstanding the foregoing, neither Fidelity nor the Bank, to Fidelity’s knowledge:
     4.11.1 Privacy — Unaffiliated Third Parties. Has shared or will share non public personal information regarding consumers or customers with any unaffiliated third party except as would be permitted under Title V of the Financial Services Modernization Act and in compliance with the applicable privacy laws of any state, or other applicable laws, statutes, regulations or ordinances;
     4.11.2 Privacy — Affiliates. Has shared or will share personal information regarding consumers or customers other than experience information, with any affiliated third party except as would be permitted under the Fair Credit Reporting Act and in compliance with the applicable privacy laws of any state, or other applicable laws, statutes, regulations or ordinances;
     4.11.3 Privacy — HIPAA Compliance. Has or will (i) share or use, or permit its business associates to share or use, protected health information except as would be permitted under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), or (ii) engaged in any business activities that would cause it to be a “covered entity” under HIPAA; and
     4.11.4 Lending Practices. Has engaged in, or will engage in, lending practices that would violate the guidelines issued by Fannie Mae to combat predatory lending (#LLO3-00), the Michigan Consumer Mortgage Protection Act, or the laws regarding lending practices of any state in which the property securing a loan is located, in each case with respect to Sections 4.11.1 through 4.11.4 where such violation would be reasonably likely to have a Material Adverse Effect on Fidelity.
     4.12 Proxy Materials, Etc.
     4.12.1 Accurate Information. The information to be supplied by Fidelity for inclusion or incorporation by reference in the proxy material to be mailed to Fidelity shareholders in connection with the Shareholders Meeting to consider approval of the Merger will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading when it is mailed and at the time of the Fidelity Shareholders’ Meeting.

     4.13 Agreements with Bank Regulators. Neither Fidelity nor the Bank is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any governmental authority that restricts materially the conduct of its business, or is material and in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has Fidelity or the Bank been advised by any governmental authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission, except where such order, decree, agreement, memorandum of understanding, extraordinary supervisor letter, commitment letter or similar submission would not have a Material Adverse Effect on Fidelity. As of the date of this Agreement, Fidelity knows of no reason why the regulatory approvals referred to in Section 3.2.4 (Required Approvals) cannot be obtained or why the process would be materially impeded.
     4.14 Tax Matters.
     4.14.1 Taxes Defined. “Taxes” means any federal, state, county, local, or foreign taxes, charges, assessments, levies, deficiencies, or charges, or amounts required to be collected, withheld, or paid to any government, agency, or political subdivision of any government in respect of any tax, together with any penalties, additions to tax or interest, due under any applicable law, regulation, rule, or ordinance to any governmental unit or agency, including, without limitation, taxes with respect to income, profits, gross receipts, value added, ad valorem, employment, unemployment, withholding, backup withholding, nonresident alien withholding, social security, real property, personal property, sales, use, excise, intangibles, license, franchise, capital stock, and disability, and payments based on occupation, services rendered, real property, personal property or transfer.
     4.14.2 Tax Returns. Fidelity and the Bank have each duly and timely filed or delivered, and if necessary amended, as applicable, all of collateral and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales use tax, premium tax, excise tax and other material tax returns required to be filed, including information returns, estimates, declarations, reports, statements and other filings that are required by law, regulation, rule, or ordinance (collectively, “Tax Returns”). Each such Tax Return, as amended, is correct, complete and complies in all material respects with all applicable laws, regulations, rules, and ordinances. Fidelity and the Bank have each maintained all necessary and appropriate accounting records to support the positions taken on all filed Tax Returns and all exemptions from filing Tax Returns.

     4.14.3 Tax Assessments and Payments. All Taxes due and payable by Fidelity and the Bank have been paid or deposited in full as and when due, including applicable extension periods. Each of Fidelity and the Bank has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third parties. The provisions made for Taxes on Fidelity’s Financial Statements as of December 31, 2005 and June 30, 2006, are sufficient for the payment of all accrued but unpaid Taxes as of the date indicated, whether or not disputed, with respect to all periods through June 30, 2006 in all material respects. There is no lien on any of Fidelity’s or the Bank’s assets or properties with respect to Taxes, except for liens for Taxes not yet due and payable.
     4.14.4 Tax Audits. From 1995 and forward, none of the Tax Returns of Fidelity and the Bank filed for any tax year has been audited by the Internal Revenue Service (the “IRS”) or any state or local taxing authority except as set forth on the Fidelity Disclosure Statement. There is no tax audit or legal or administrative proceeding concerning the accuracy of tax or information returns or the assessment or collection of Taxes pending or, to Fidelity’s knowledge, threatened with respect to Fidelity or the Bank. No claim concerning the calculation, assessment or collection of taxes has been asserted with respect to Fidelity or the Bank except for any claim that has been fully resolved and the costs of such resolution reflected in Fidelity’s Financial Statements. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Fidelity or the Bank.
     4.14.5 Tax Accounting. Neither Fidelity nor the Bank have been required to include in income any adjustment pursuant to Section 481 of the Internal Revenue Code by reason of a voluntary change in accounting method initiated by Fidelity or the Bank and the IRS has not initiated or proposed any such adjustment or change in accounting method. Neither Fidelity nor the Bank have entered into a transaction which is being accounted for as an installment obligation under Section 453 of the Internal Revenue Code.
     4.14.6 S Election. Fidelity is an S corporation with an effective date of its S election on January 1, 1997.
     4.14.7 Bad Debt Deductions. Any federal income liability for its bad debt deductions are recorded in Fidelity’s Financial Statements.
     4.14.8 Tax Positions. To Fidelity’s knowledge the tax and audit positions taken by Fidelity and the Bank in connection with Tax Returns were reasonable and asserted in good faith.

     4.15 Title to Properties. Fidelity and the Bank have good, sufficient, and marketable title to all of their real properties and to the knowledge of Fidelity, to all other assets reflected on their books and records as being owned (including those reflected in Fidelity’s Financial Statements as of June 30, 2006, except as since disposed of in the ordinary course of business), free and clear of all liens and encumbrances, except:
     4.15.1 Normal to Business. Liens for current Taxes not yet delinquent, and liens or encumbrances that are normal to the business of Fidelity and that would not have a Material Adverse Effect on Fidelity;
     4.15.2 Immaterial Imperfections. Such imperfections of title, easements, restrictions, and encumbrances, if any, as are not material in character, amount, or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby; and
     4.15.3 Public Easements; Etc. Such public easements, public rights of way, and interests of units of government of record, if any, as are not material in character, amount, or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby.
     4.16 Condition of Real Property. With respect to each parcel of real property owned, by Fidelity or the Bank, including other real estate owned (“Fidelity’s Real Property”) and also with respect to each parcel of real property leased by Fidelity or the Bank (“Fidelity’s Leased Real Property”):
     4.16.1 No Encroachments. Except for encroachments that have been insured over by a title insurance policy, no building or improvement to Fidelity’s Real Property encroaches on any easement or property owned by another person. No building or property owned by another person encroaches on Fidelity’s Real Property or on any easement benefiting Fidelity’s Real Property. No claim of encroachment has been asserted by any person with respect to any of Fidelity’s Real Property.
     4.16.2 Zoning. None of Fidelity, the Bank or Fidelity’s Real Property is in material violation of any applicable zoning regulation, building restriction, restrictive covenant, ordinance, or other law, order, regulation, or requirement.
     4.16.3 Buildings. All buildings and improvements to Fidelity’s Real Property and Fidelity’s Leased Real Property are in good condition (normal wear and tear excepted), are structurally sound and are not in need of material repairs, are fit for their intended purposes, and are adequately serviced by all utilities necessary for the effective operation of business as presently conducted at that location.

     4.16.4 No Condemnation. None of Fidelity’s Real Property is the subject of any condemnation action. There is no proposal under active consideration by any public or governmental authority or entity to acquire Fidelity’s Real Property for any governmental purpose.
     4.16.5 Litigation. There are no claims, litigation, proceedings, or disputes pending or threatened against or relating to Fidelity’s Real Property or Fidelity’s Leased Real Property.
     4.16.6 Agreements. There are no agreements, contracts, or leases, written or oral, that affect Fidelity’s Real Property or Fidelity’s Leased Real Property.
     4.16.7 Assessments. There is no pending, or to the knowledge of Fidelity, proposed special assessment affecting or which may affect Fidelity’s Real Property.
     4.17 Real and Personal Property Leases. With respect to each lease and license pursuant to which Fidelity or the Bank, as lessee or licensee, has possession of real or personal property (“Fidelity’s Leases”):
     4.17.1 Valid. Each of Fidelity’s Leases is valid, effective, and enforceable against the lessor or licensor in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.
     4.17.2 No Default. To the knowledge of Fidelity there is no existing default under any of Fidelity’s Leases or any event that with notice or passage of time, or both, would constitute a default with respect to Fidelity, the Bank or any other party to the contract, which default could have a Material Adverse Effect on Fidelity.
     4.17.3 Assignment. None of Fidelity’s Leases, which are material to the operation of Fidelity’s or the Bank’s businesses, contain a prohibition against assignment by Fidelity or the Bank, by operation of law or otherwise, or any provision that would materially interfere with the possession, use, or rights with respect to the property by Dearborn or its subsidiaries for the same purposes and upon the same rental and other terms following consummation of the Merger as are applicable to Fidelity or the Bank prior to the Effective Time.
     4.17.4 Disputes. To the knowledge of Fidelity, there are no disputes concerning the interpretation of any term, condition, or provision of any of Fidelity’s Leases.

     4.18 Required Licenses, Permits, Etc. Fidelity and the Bank hold all licenses, certificates, permits, franchises, and rights from all appropriate federal, state, and other public authorities necessary for the conduct of its business as presently conducted, the lack of which could have a Material Adverse Effect on Fidelity. All such licenses, certificates, franchises, and rights are in full force and effect.
     4.19 Material Contracts and Change of Control. Except as contained in the Fidelity Disclosure Statement, neither Fidelity nor the Bank are a party to any agreement or understanding described below.
     4.19.1 Borrowing Commitments. Any commitment made to Fidelity or the Bank permitting it to borrow money, any letter of credit, any pledge, any security agreement, any lease (excluding leases of real property otherwise identified in the Fidelity Disclosure Statement), any guarantee or any subordination agreement, or other similar or related type of understanding, as to which Fidelity or the Bank is a debtor, pledgor, lessee, or obligor.
     4.19.2 Agency Relationships. Any agreement or understanding dealing with advertising, brokerage, licensing, dealership, representative, or agency relationships.
     4.19.3 Benefit Plans. Any profit-sharing, group insurance, bonus, deferred compensation, stock option, severance pay, pension, retirement, or any other employee benefit plan or any plan, agreement, contract, authorization, or arrangement pursuant to which any person is or will become entitled to any benefit upon a change in control of Fidelity or the Bank.
     4.19.4 Correspondents. Any written correspondent banking contracts.
     4.19.5 Asset Transactions. Any agreement or understanding (i) for the sale of its assets outside of the ordinary course of business; (ii) for the grant of any preferential right to purchase any of its assets, properties, or rights; or (iii) which requires the consent of any third party to the transfer and assignment of any assets, properties, or rights.
     4.19.6 Long-term Contracts. Any agreement or understanding, excluding Fidelity’s Leased Real Property, which obligates Fidelity or the Bank for a period in excess of one year, which has a value in excess of $25,000, to purchase, sell, or provide services, materials, supplies, merchandise, facilities, or equipment and which is not terminable without cost or penalty on not more than sixty (60) days’ notice.
     4.19.7 Capital Expenditures. Any agreement or understanding for any one capital expenditure or a series of capital expenditures in excess of $25,000.

     4.19.8 Unfunded Loan Commitments. Any agreement or understanding entered into to make a loan not yet fully disbursed or funded as of the date of this Agreement to any person, wherein the undisbursed or unfunded amount exceeds $25,000.
     4.19.9 Participation Agreements. Any loan participation agreement with any other person entered into subsequent to June 30, 2006, in excess of $25,000.
     All data processing contracts of Fidelity or the Bank are cancelable by Fidelity or the Bank on or before the Effective Time without cost, penalty, or further obligation. There is no other agreement, contract, loan, mortgage, deed of trust, lease, commitment, indenture, note, or other instrument under which (a) a consent or approval is required, (b) a prohibited assignment by operation of law could occur, (c) a waiver or loss of any right could occur, or (d) acceleration of any obligation could occur, in each case as a result of the execution and delivery of this Agreement, or the change of control, or merger of Fidelity or the Bank or the liquidation of Fidelity upon consummation of the Merger where any of the following: (w) the failure to obtain such consent or approval, (x) the violation of the prohibition against assignment, (y) the waiver or loss of any right, or (z) the acceleration of any obligation could materially interfere with the ordinary course of business by Fidelity or the Bank (or Dearborn or any of its subsidiaries as their successors) or have a Material Adverse Effect on Fidelity. Neither Fidelity nor the Bank is a party to any contract, agreement, arrangement, or understanding (other than ordinary and customary banking relationships) that would require any payment by Fidelity or the Bank to another party upon termination in excess of $25,000.
     4.20 Certain Employment Matters.
     4.20.1 Employment Policies, Programs, and Procedures. The policies, programs, and practices of Fidelity and the Bank relating to equal opportunity and affirmative action, wages, hours of work, employee disabilities, and other terms and conditions of employment are to the knowledge of Fidelity in compliance in all material respects with applicable federal, state, and local laws, orders, regulations, and ordinances governing or relating to employment and employer practices and facilities.
     4.20.2 Record of Payments. There is no existing or outstanding material obligation of Fidelity or the Bank, whether arising by operation of law, civil or common, by contract, or by past custom, for any Employment-Related Payment (as defined in Section 4.20.3 (Employment-Related Payments)) to any trust, fund, company, governmental agency, or any person that has not been duly recorded on the books and records of Fidelity and/or the Bank and paid when due or duly accrued in the ordinary course of business in accordance with GAAP.

     4.20.3 Employment-Related Payments. For purposes of this Agreement, “Employment-Related Payments” include any payment to be made with respect to any contract for employment; unemployment compensation benefits; profit sharing, pension, or retirement benefits; social security benefits; fringe benefits, including vacation or holiday pay, bonuses, and other forms of compensation; or for medical insurance or medical expenses; any of which are payable with respect to any present or former director, officer, employee, or agent, or his or her survivors, heirs, legatees, or legal representatives.
     4.20.4 Employment Claims. There is no dispute, claim, or charge, pending or, to Fidelity’s knowledge, threatened, alleging breach of any express or implied employment contract or commitment, or breach of any applicable law, order, regulation, public policy, or ordinance relating to employment or terms and conditions of employment. To the knowledge of Fidelity, there is no factual basis for any valid claim or charge with regard to such employment-related matters that could result in a loss to Fidelity or the Bank.
     4.20.5 Employment Related Agreements. Fidelity and the Bank are not parties to, or bound by, any oral or written, express or implied, except as contained in the Fidelity Disclosure Statement:
     (a) Employment contract or agreement, or guarantee of job security, made with or to any past or present employee of Fidelity or the Bank that is not terminable by Fidelity or the Bank upon 60 days’ or less notice without penalty or obligation;
     (b) Plan, contract, arrangement, understanding, or practice providing for bonuses, pensions, options, stock purchases, severance, deferred compensation, retirement payments, retirement benefits of the type described in Statement of Financial Accounting Standard No. 106, or profit sharing;
     (c) Plan, agreement, arrangement, or understanding with respect to payment of medical expenses, insurance (except insurance continuation limited to that required under provisions of the Consolidated Omnibus Budget Reconciliation Act), or other benefits for any former employee or any spouse, child, member of the same household, estate, or survivor of any employee or former employee; or
     (d) Any collective bargaining agreement with respect to any of their employees or any labor organization to which their employees or any of them belong.
     4.21 Employee Benefit Plans. With respect to any “employee welfare benefit plan,” any “employee pension benefit plan,” or any “employee benefit plan” within the respective meanings of Sections 3(1), 3(2), and 3(3) of the Employee Retirement

Income Security Act of 1974, as amended (“ERISA”) (each referred to as an “Employee Benefit Plan”), maintained by or for the benefit of Fidelity or the Bank or their predecessors or to which Fidelity or the Bank or their predecessors has made payments or contributions on behalf of its employees, to Fidelity’s knowledge:
     4.21.1 Compliance with ERISA and the Internal Revenue Code. The Bank has maintained and administered each Employee Benefit Plan, and all trusts created thereunder, in compliance in all material respects with ERISA, the Internal Revenue Code, and all other applicable laws and regulations insofar as such laws and regulations apply to such plans and trusts.
     4.21.2 Favorable IRS Determination Letter. Each Employee Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code, and each trust created thereunder has received a favorable determination letter from the IRS as to the qualification under the Internal Revenue Code of such Employee Benefit Plan and the tax exempt status of any related trust or may rely on an opinion letter issued by the IRS to a sponsor of a prototype plan, and nothing has occurred since the date of such determination or opinion letter that could reasonably be expected to adversely affect the qualification of such Employee Plan or the tax exempt status of such related trust.
     4.21.3 Prohibited Transactions. No Employee Benefit Plan and no trust created thereunder has been involved in any nonexempt “prohibited transaction” as defined in Section 4975 of the Internal Revenue Code and in Sections 406, 407, and 408 of ERISA.
     4.21.4 Plan Termination. Within the last 6 years, no Employee Benefit Plan that is a qualified plan under Section 401(a) of the Internal Revenue Code and no trust created thereunder has been terminated, partially terminated, curtailed, discontinued, or merged into another plan or trust except in compliance with notice and disclosure to the IRS and the Pension Benefit Guaranty Corporation (the “PBGC”), where applicable, as required by the Internal Revenue Code and ERISA. With respect to each plan termination, all termination procedures have been completed and there is no pending or potential liability to the PBGC, to any plan, or to any participant under the terminated plan, including a funding deficiency with respect to a plan termination under Title IV of ERISA. Each plan termination, partial termination, curtailment, discontinuance, or consolidation has been accompanied by the issuance of a current favorable determination letter by the IRS and, where applicable, has been accompanied by plan termination proceedings with and through the PBGC.
     4.21.5 Multiemployer Plan. No Employee Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37)(A) of ERISA and within the last 6 years none of Fidelity, the Bank or their predecessors has contributed to a multiemployer plan.

     4.21.6 Defined Benefit Plan. No Employee Benefit Plan in effect as of the date of this Agreement is a “defined benefit plan” within the meaning of Section 3(35) of ERISA.
     4.21.7 Payment of Contributions. The Bank has made when due all contributions required under each Employee Benefit Plan and under applicable laws and regulations.
     4.21.8 Payment of Benefits. There is no payment that has become due from any Employee Benefit Plan, any trust created thereunder, or from Fidelity or the Bank that has not been paid through normal administrative procedures to the plan participants or beneficiaries entitled thereto, except for claims for benefits for which administrative claims procedures under such plan have not been exhausted.
     4.21.9 Accumulated Funding Deficiency. No Employee Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code and no trust created thereunder has incurred an “accumulated funding deficiency” as defined in Section 412(a) of the Internal Revenue Code and Section 302 of ERISA (whether or not waived).
     4.21.10 No Liability. If any Employee Benefit Plan and/or related trust was terminated, neither Fidelity nor the Bank would have any liability for further contributions or other payments with respect thereto and there has been no amendment of any such plan or other occurrence that could result in any such liability.
     4.21.11 Filing of Reports. The Bank has filed or caused to be filed, and will continue to file or cause to be filed, in a timely manner all filings pertaining to each Employee Benefit Plan with the IRS, the United States Department of Labor, and the PBGC as prescribed by the Internal Revenue Code, ERISA, and the regulations issued thereunder which become due prior to the Closing. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no material misstatements or omissions in any such filing.
     4.21.12 Complete Plan Documents. With respect to each Employee Benefit Plan and any bonus, stock option, stock purchase, severance, or deferred compensation program, Fidelity or the Bank has delivered to Dearborn true, complete and correct copies of all plans or documents (including summary plan descriptions) pursuant to which such Employee Benefit Plan or program is maintained, funded and administered.
     4.22 Environmental Matters.

          4.22.1 Owned or Operated Property. With respect to: (i) the real estate currently owned or leased by Fidelity or the Bank or currently used in the conduct of their businesses; (ii) any other real estate owned by the Bank; (iii) any real estate held and administered in trust by the Bank, if any; and (iv) to Fidelity’s knowledge, any real estate formerly owned or leased by Fidelity, the Bank, or any former subsidiary of Fidelity (collectively referred to as “Premises”). The real estate covered in (i) and (ii) above are referred to as the “Current Premises.”
               (a) Construction and Content. To the knowledge of Fidelity, none of the Current Premises is constructed of, or contains as a component part, any material that (either in its present form or as it may reasonably be expected to change through aging or normal use) releases or may release any Hazardous Substance (defined below). Without limiting the generality of this Section, to the knowledge of Fidelity, the Current Premises are free of asbestos except to the extent properly sealed or encapsulated to the extent required by all applicable Environmental Laws (defined below) and all workplace safety and health laws and regulations, and all necessary asbestos operations and maintenance plans and required training are in place.
               (b) Uses of Premises. To the knowledge of Fidelity, no part of the Premises has been used for the generation, manufacture, handling, containment, treatment, transportation, storage, disposal, or management of Hazardous Substances, except for storage of normal quantities of office, cleaning and maintenance products.
               (c) Underground Storage Tanks. To the knowledge of Fidelity, the Premises do not contain, and to the knowledge of Fidelity, have never contained, any underground storage tanks. With respect to any underground storage tank that is listed in the Fidelity Disclosure Statement as an exception to the foregoing, to the knowledge of Fidelity, each such underground storage tank presently or previously located on the Premises is or has been maintained, removed, or closed in place, as applicable, in compliance with all applicable Environmental Laws, and has not been the source of any release of a Hazardous Substance to the environment that has not been fully remediated.
               (d) Absence of Contamination. To the knowledge of Fidelity, the Premises do not contain and are not contaminated by any reportable quantity, or any quantity or concentration in excess of applicable cleanup standards, of a Hazardous Substance from any source.
               (e) Environmental Suits and Proceedings. As to Current Premises, there is no action, suit, investigation, liability, inquiry, or other proceeding, ruling, order, notice of potential liability, or citation involving Fidelity or the Bank that is pending, previously asserted or, to Fidelity’s knowledge, threatened under, or as a result of any actual or alleged failure to comply with any requirement of, any Environmental Law, or as a result of any alleged liability pursuant to any Environmental Law. To Fidelity’s knowledge, there is no basis for any of the foregoing.
               (f) Environmental Laws. “Environmental Laws” means any federal, state or local law, regulation, rule, guidance document, ordinance, or order pertaining to the protection of the environment and the health and safety of workers or the public, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. §6901 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq., and any other state, federal or local law, regulation, rule, guidance document, ordinance or order, whether currently in existence which govern: (i) the existence, cleanup, remediation and/or removal of contamination on property; (ii) the emission or discharge of Hazardous Substances into the environment; (iii) the control of hazardous wastes; or (iv) the use, generation, transport, treatment, storage, disposal, removal or recovery of Hazardous Substances, including building materials.
               (g) Hazardous Substances means (A) any petroleum products, flammable substance, explosives, radioactive materials, hazardous wastes or substances, toxic wastes or substances or any other wastes, materials or pollutants which (1) pose a hazard to the real estate or leased premises or to persons on or about the real estate or leased premises or (2) cause the real estate or leased premises to be in violation of any Environmental Law; (B) asbestos in any form which is or could become friable, urea formaldehyde foam insulation, transformers or other equipment which contain dielectric fluid containing levels of polychlorinated biphenyls, or radon gas; (C) any chemical, material or substance defined as, or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous waste,” “restricted hazardous waste,” or “toxic substances” or words of similar import under any applicable local, state or federal law or under the regulations adopted or publications promulgated pursuant thereto, including but not limited to under any Environmental Laws; (D) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority; (E) any other chemical, materials or substance which may or could pose a hazard to the health and safety of the public or the occupants of any of Fidelity’s facilities or the owners and/or occupants of property adjacent to or surrounding those facilities, or any other person coming upon Fidelity’s facilities or adjacent property; and (F) any other chemical, materials or substance which may or could pose a hazard to the environment.
               (h) Trust Properties; Former Properties. With respect to (i) real estate held and administered in trust by the Bank, if any, and (ii) any real estate formerly owned or leased by Fidelity or the Bank, Fidelity makes the same representations as set forth in the preceding Section 4.22.1 (Owned or Operated Property) to the knowledge of Fidelity.
          4.22.2 Loan Portfolio. With respect to any real estate securing any outstanding loan and any owned real estate acquired in full or partial satisfaction of a debt previously contracted, to the knowledge of Fidelity, the Bank has complied in all material respects with their policies (as such policies may have been in effect from time to time.
     4.23 Duties as Fiduciary. To the knowledge of Fidelity, the Bank has performed all of its duties in any capacity as trustee, executor, administrator, registrar, guardian, custodian, escrow agent, receiver, or other fiduciary in a fashion that complies in all material respects with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards. The Bank has not received notice of any claim, allegation, or complaint from any person that the Bank failed to perform these fiduciary duties in a manner that complies in all material respects with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards, except for notices involving matters that have been resolved and any cost of such resolution is reflected in Fidelity’s Financial Statements.
     4.24 Investment Bankers and Brokers. Fidelity has employed Hovde Financial, Inc. in connection with the Merger. Fidelity, the Bank, and their respective affiliates, directors, officers, investment bankers, attorneys, and agents (collectively, “Fidelity’s Representatives”) have not employed, engaged, or consulted with any broker, finder, or investment banker other than Hovde Financial, Inc. in connection with this Agreement or the Merger. Other than the fees and expenses payable by Fidelity to Hovde Financial, Inc. in connection with the Merger, as described in the Fidelity Disclosure Statement and for professional fees, there is no investment banking fee, financial advisory fee, brokerage fee, finder’s fee, commission, or compensation payable by Fidelity or the Bank to any person with respect to this Agreement or the consummation of the Merger. A true and complete copy of the agreement between Fidelity and Hovde Financial, Inc. is attached to the Fidelity Disclosure Statement.
     4.25 Fidelity-Related Persons. For purposes of this Agreement, the term “Fidelity-Related Person” shall mean any shareholder owning 5% or more of the Fidelity Common Stock, director or executive officer with the title of Senior Vice President or higher of Fidelity or the Bank, their spouses and children, any person who is affiliated with or is a member of the same household as such persons, and any corporation, limited liability company, partnership, proprietorship, trust, or other entity of which any such persons, alone or together, have control.
          4.25.1 Insider Loans. No Fidelity-Related Person has any loan, credit or other contractual arrangement outstanding with Fidelity or the Bank that does not conform to applicable rules and regulations of the FDIC or the Federal Reserve Board.

          4.25.2 Control of Material Assets. Other than in a capacity as a shareholder, director, or executive officer with the title of Senior Vice President or higher of Fidelity or the Bank, no Fidelity-Related Person owns or controls any assets or properties that are used in the business of Fidelity or the Bank.
          4.25.3 Contractual Relationships. Other than ordinary and customary banking relationships, no Fidelity-Related Person has any contractual relationship with Fidelity or the Bank.
          4.25.4 Loan Relationships. No Fidelity-Related Person has any outstanding loan or loan commitment from, or on whose behalf an irrevocable letter of credit has been issued by, Fidelity or the Bank.
     4.26 Change in Business Relationships. To its knowledge, Fidelity has not received written notification that any customer, agent, representative, supplier of Fidelity or the Bank, or other person with whom Fidelity or the Bank has a contractual relationship, intends to discontinue, diminish, or change its relationship with Fidelity or the Bank, the effect of which could have a Material Adverse Effect on Fidelity.
     4.27 Insurance. Fidelity and the Bank maintains in full force and effect insurance on their respective assets, properties, premises, operations, and personnel in such amounts and against such risks and losses as are customary and adequate for comparable entities engaged in the same business and industry. There is no unsatisfied claim under such insurance as to which the insurance carrier has denied liability. During the last five years, no insurance company has canceled or refused to renew a policy of insurance covering Fidelity or the Bank’s assets, properties, premises, operations, directors or personnel. Fidelity and the Bank have given adequate and timely notice to each insurance carrier, and have complied with all policy provisions, with respect to any material known claim for which a defense and/or indemnification may be available to Fidelity or the Bank.
     4.28 Books and Records. The books of account, minute books, stock record books, and other records of Fidelity and the Bank are complete and correct in all material respects and represent bona fide transactions, and have been maintained in all material respects in accordance with sound business practices, including the maintenance of an adequate internal control system. The corporate minute books of Fidelity and the Bank contain accurate and complete records of all meetings of, and corporate action taken by, their shareholders, boards, and committees in all material respects. The minutes of each meeting (or corporate action without a meeting) of any such shareholders, boards, or committees have been duly prepared and are contained in such minute books. All such minute books and related exhibits or attachments for all meetings as requested by Dearborn have been made available for Dearborn’s review prior to the date of this Agreement without material omission.

     4.29 Loan Guarantees. All guarantees of indebtedness owed to Fidelity or the Bank, including without limitation those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are valid and enforceable to the knowledge of Fidelity, except as limited by bankruptcy, insolvency, moratorium, reorganization, or similar laws affecting the rights of creditors generally and the availability of equitable remedies.
     4.30 Events Since January 1, 2006. Neither Fidelity nor the Bank has, since January 1, 2006:
          4.30.1 Business in Ordinary Course. Other than as contemplated by this Agreement, or except as contained in the Fidelity Disclosure Statement, conducted its business other than in the ordinary course, or incurred or become subject to any liability or obligation, except liabilities incurred in the ordinary course of business, and except for any single liability that does not exceed $25,000 or for the aggregate of any group of related liabilities that do not exceed $50,000.
          4.30.2 Strikes or Labor Trouble. Experienced or, to its knowledge, been threatened by any strike, work stoppage, organizational effort, or other labor trouble, or any other event or condition of any similar character that has had or is reasonably likely to have a Material Adverse Effect on Fidelity.
          4.30.3 Discharge of Obligations. Discharged or satisfied any lien or encumbrance, or paid any obligation or liability other than those shown on Fidelity’s Financial Statements as of June 30, 2006, or incurred after that date, other than in the ordinary course of business, except for any single lien, encumbrance, liability, or obligation that does not exceed $25,000 or for the aggregate of any group of related liens, encumbrances, liabilities, and obligations that do not in the aggregate exceed $50,000.
          4.30.4 Mortgage of Assets. Mortgaged, pledged, or subjected to lien, charge, or other encumbrance any of its assets, or sold or transferred any such assets, except in the ordinary course of business.
          4.30.5 Contract Amendment or Termination. Made or permitted any amendment or early termination of any contract, agreement or understanding to which it is a party which shall have a Material Adverse Effect, except as may be expressly provided in this Agreement.
          4.30.6 Casualty Losses. Experienced any damage, destruction, or loss (whether or not covered by insurance) individually or in the aggregate that has had or is reasonably likely to have a Material Adverse Effect on Fidelity.

          4.30.7 Accounting Changes. Made any change in accounting methods or practices of Fidelity or the Bank, except as required by applicable governmental authorities or by GAAP.
          4.30.8 Write-downs. Made any write-down in excess of $25,000 of any of its assets which are not reflected in Fidelity’s Financial Statements.
          4.30.9 Employee Benefits. Made any increase in the salary schedule, compensation, rate, fee, or commission of Fidelity’s or the Bank’s employees, officers, or directors, or any declaration, commitment, or obligation of any kind for the payment by Fidelity or the Bank of a bonus or other additional salary, compensation, fee, or commission to any person, except for increases made in the ordinary course of business and consistent with past practices.
          4.30.10 Waivers. Waived or released any material right or claim of Fidelity or the Bank except in the ordinary course of business (including, but not limited to, loan or lease collection actions).
          4.30.11 Securities Laws. To the knowledge of Fidelity, complied with all applicable securities laws.
     4.31 Allowance for Loan Losses. The allowance for loan losses as reflected in Fidelity’s Financial Statements and Call Reports for the six months ended June 30, 2006, was in the reasonable opinion of management (a) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, and (b) consistent with GAAP and safe and sound banking practices.
     4.32 Loans and Investments. To the knowledge of Fidelity, all investments and all loans of Fidelity and the Bank are legal and enforceable in accordance with their terms, except as may be limited by any bankruptcy, insolvency, moratorium, or other laws affecting creditors rights generally or by the exercise of judicial discretion, and each is authorized under applicable federal and state laws and regulations.
     4.33 Loan Origination and Servicing. Except for incidents of noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect on Fidelity, to the knowledge of Fidelity, in originating, underwriting, servicing, purchasing, selling, transferring, and discharging loans, mortgages, land contracts, and other contractual obligations, either for its own account or for the account of others, the Bank has complied with all applicable terms and conditions of such obligations and to the knowledge of Fidelity with all applicable laws, regulations, rules, contractual requirements, and procedures.
     4.34 Communications. Each communication previously sent or released by Fidelity to Fidelity’s shareholders did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
     4.35 Joint Ventures; Strategic Alliances. Neither Fidelity nor the Bank is, directly or indirectly, a party to or bound by any joint venture, partnership, limited partnership, limited liability company, or strategic alliance agreement or arrangement with or through any unaffiliated person providing for their joint or cooperative development, marketing, referrals, or sales of banking, securities, insurance, or other financial products or services, or their joint investment in and management of any active business enterprise.
     4.36 Policies and Procedures. Fidelity and the Bank have complied in all material respects with the policies and procedures as formally adopted and disclosed to Dearborn as applicable to the periods when those policies and procedures were in effect.
ARTICLE V — COVENANTS PENDING CLOSING
     Subject to the terms and conditions of this Agreement, Fidelity and Dearborn further agree that:
     5.1 Disclosure Statements; Additional Information.
          5.1.1 Form and Content. The Fidelity Disclosure Statement shall contain appropriate references with respect to each of the disclosures, and appropriate identifying markings with respect to each of the documents, that pertain to one or more sections or articles of this Agreement. Fidelity has prepared and delivered a complete copy of its Disclosure Statement to Dearborn.
          5.1.2 Update. Not less than the six Business days prior to the Closing, Fidelity shall deliver to Dearborn an update to its Disclosure Statement describing any material changes and containing any new or amended documents, as specified below, that are not contained in its Disclosure Statement as initially delivered.
          5.1.3 Certification. Fidelity’s Disclosure Statement and its update shall be certified on its behalf by its president and chief executive officer and chief financial officer that such Disclosure Statement does not contain any untrue statement of a material fact, or fail to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.
     5.2 Changes Affecting Representations. While this Agreement is in effect, if either Dearborn or Fidelity becomes aware of any facts or the occurrence or impending occurrence of any event that (a) would cause one or more of the representations and warranties it has given in Article III or IV, respectively, subject to the exceptions contained in the Fidelity Disclosure Statement, respectively, to become untrue or incomplete in any material respect; or (b) would have caused one or more of such representations and warranties to be untrue or incomplete in any material respect had such facts been known or had such event occurred prior to the date of this Agreement, then such party shall immediately give detailed written notice of such discovery or change, including a detailed description of the underlying facts or events, together with all pertinent documents, to the other patty.
     5.3 Fidelity’s Conduct of Business Pending the Effective Time. Fidelity agrees that, until the Effective Time, except as consented to in writing by Dearborn or as otherwise provided in this Agreement, Fidelity shall, and it shall cause the Bank to:
          5.3.1 Ordinary Course. Conduct its business, manage its property and invest its assets only in the usual, regular, and ordinary course and not otherwise, in substantially the same manner as prior to the date of this Agreement, and not make any substantial change to its expenditures or methods of management, operation, or practices in respect of such business, property or investments.
          5.3.2 No Inconsistent Actions. Take no action that would be materially inconsistent with or contrary to the representations, warranties, and covenants made by Fidelity in this Agreement, and take no action that would cause Fidelity’s representations and warranties to become untrue in any material respect except as and to the extent required by applicable laws and regulations or regulatory agencies having jurisdiction or this Agreement.
          5.3.3 Compliance. Comply in all material respects with all laws, regulations, agreements, court orders, administrative orders, and formally adopted internal policies and procedures applicable to the conduct of its business, except to the extent that the application of any law, regulation, or order is being contested in good faith and Dearborn has been notified of such contest.
          5.3.4 No Amendments. Make no change in its certificate of incorporation, charter, or its bylaws except as contemplated by this Agreement.
          5.3.5 Books and Records. Maintain its books, accounts, and records in the usual and regular manner, and in material compliance with all applicable laws, rules, regulations, governmental policy issuances, accounting standards, and formally adopted internal policies and procedures.
          5.3.6 No Change in Stock. (a) make no change in the number of shares of its capital stock issued and outstanding; (b) grant no warrant, option, or commitment relating to its capital stock; (c) enter into no agreement relating to its capital stock; (d) issue no securities convertible into its capital stock; and (e)

repurchase no shares of Fidelity’s stock. The parties agree that any breach of this covenant shall be considered material for purposes of this Agreement.
          5.3.7 Maintenance. Use all reasonable efforts to maintain its property and assets in their present state of repair, order, and condition, reasonable wear and tear and damage by fire or other casualty covered by insurance excepted.
          5.3.8 Preservation of Goodwill. Use all reasonable efforts to preserve its business organization intact, to keep available the services of its present officers and employees, and to preserve the goodwill of its customers and others having business relations with it.
          5.3.9 Insurance Policies. Use all reasonable efforts to maintain and keep in full force and effect insurance coverage, so long as such insurance is reasonably available, on its assets, properties, premises, operations, directors, and personnel in such amounts, against such risks and losses, and with such self-insurance requirements as are presently in force.
          5.3.10 Charge-Offs. Charge off loans and maintain its allowance for loan and lease losses, in each case in a manner in conformity with the prior practices of Fidelity and the Bank and applicable industry, regulatory, and generally accepted accounting standards; provided, however, that the allowance for loan and lease losses shall not be less than $1.7 million.
          5.3.11 Policies and Procedures. Make no material change in any policies and procedures applicable to the conduct of its business, including without limitation any loan and underwriting policies, loan loss and charge-off policies, investment policies, and employment policies, except as and to the extent required by law or regulatory agencies having jurisdiction.
          5.3.12 New Directors or Executive Officers. Except to reelect persons who are then incumbent officers and directors at annual meetings, not (a) increase the number of directors, (b) elect or appoint any person to an executive office, or (c) hire any person to perform the services of an executive officer.
          5.3.13 Compensation and Fringe Benefits. Take no action to increase, or agree to increase, the salary, severance, or other compensation payable to, or fringe benefits of, or pay or agree to pay any bonus to, any officer or director, or any other class or group of employees as a class or group excluding year end bonuses to officers in an amount that is consistent with past practice and special bonuses to executive officers in lieu of a stock bonus in an amount not to exceed $255,000, without Dearborn’s prior written consent.
          5.3.14 Benefit Plans. Take no action to introduce, change, or agree to introduce or change, any Employee Benefit Plan, fringe benefit program, or other plan or program of any kind for the benefit of its employees unless required by law or this Agreement; make no contribution to any Employee Benefit Plan other than employer contributions to the 401(k) Plan in 2007 for the 2006 contribution that are consistent in timing and amounts with the contributions made for 2005 and 2004 or is otherwise required by the Employee Benefit Plan or applicable law.
          5.3.15 New Employment Agreements. Take no action to enter into any employment agreement that is not terminable by Fidelity or the Bank, as the case may be, without cost or penalty upon 60 days’ or less notice.
          5.3.16 Borrowing. Take no action to borrow money except in the ordinary course of business.
          5.3.17 Mortgaging Assets. Outside of the ordinary course of business take no action to sell, mortgage, pledge, encumber, or otherwise dispose of, or agree to sell, mortgage, pledge, encumber, or otherwise dispose of, any of its property or assets, except dealing with financial assets in the ordinary course of business, and except for property or assets, or any group of related properties or assets, that have a fair market value of less than $25,000.
          5.3.18 Notice of Actions. Notify Dearborn of the threat or commencement of any material action, suit, proceeding, claim, arbitration, or investigation against, relating to, or affecting: (a) Fidelity or the Bank; (b) their respective directors, officers, or employees in their capacities as such; (c) Fidelity’s or the Banks’ assets, liabilities, businesses, or operations; or (d) the Merger or this Agreement.
          5.3.19 Cooperation. Take such reasonable actions as may be necessary to consummate the Merger.
          5.3.20 Charitable Contributions. Neither make nor renew any charitable contributions, gifts, commitments, or pledges of cash or other assets that in the aggregate will have a fair market value of not greater than $25,000. There shall not be any multi year contributions.
          5.3.21 Large Expenditures. Take no action to pay, agree to pay, or incur any liability, excepting such liabilities that have been accrued on its books as of the date of this Agreement, for the purchase or lease of any item of real property, fixtures, equipment, or other capital asset in excess of $25,000 individually or in excess of $50,000 in the aggregate with respect to Fidelity or the Bank, except pursuant to prior commitments or plans made by Fidelity or the Bank that are disclosed in the Fidelity Disclosure Statement.
          5.3.22 New Service Arrangements. Take no action to enter into, or commit to enter into, any agreement for trust, consulting, professional, or other services to Fidelity or the Bank that is not terminable by Fidelity without penalty upon 60 days’ or less notice, except for contracts for services under which the aggregate required payments do not exceed $25,000, and except for legal, accounting, and other ordinary expenses (not including expenses of financial advisors) related to this Agreement.
          5.3.23 Capital Improvements. Other than as set forth on Schedule 5.3.23 hereto, take no action to open, enlarge, or materially remodel any Bank branch or other facility, and not lease, renew any lease, purchase, or otherwise acquire use of any real property for a branch bank, or apply for regulatory approval of any new branch bank, without Dearborn’s prior written consent.
          5.3.24 Strategic Alliances. Take no action to enter into, or commit to enter into, any joint venture, strategic alliance, or material relationship with any person to jointly develop, market, or offer any product or service; or disclose any customer names, addresses, telephone numbers, lists, or any other nonpublic information concerning customers or other consumers to any person not employed by Fidelity or the Bank in connection with their employment, without Dearborn’s prior written consent.
          5.3.25 Derivatives. Commit to purchase, purchase or otherwise acquire any high risk derivative or synthetic mortgage product or enter into any interest rate swap transaction, other than the purchase and sale of collateralized mortgage obligations in the ordinary course of business and consistent with past practices.
          5.3.26 Insider Loans. Make any loan or make any loan commitment, renewal, or extension to any director, officer or principal shareholder of Fidelity or the Bank, or any affiliate of any such person, without Dearborn’s prior written consent.
          5.3.27 No Discharges. Except in connection with the sale of 535 Glenmoore Drive, Scio Township, Michigan, discharge or satisfy any mortgage, lien, charge, or encumbrance other than as a result of the payment of liabilities in accordance with their terms, or except in the ordinary course of business, if the cost to Fidelity or the Bank to discharge or satisfy any mortgage, lien, charge, or encumbrance is in excess of $25,000, unless the discharge or satisfaction is covered by general or specific reserves, without Dearborn’s prior written consent.
          5.3.28 Satisfaction of Liabilities. Other than as set forth in the Fidelity Disclosure Statement, pay any obligation or liability, absolute or contingent, in excess of $25,000 except liabilities shown on the Fidelity Financial Statements or except in the usual and ordinary course of business or in connection with the transactions contemplated by this Agreement.

          5.3.29 Claims and Settlements. Institute, settle, or agree to settle any claim, action, or proceeding involving an expenditure in excess of $25,000 before any court or governmental body, without Dearborn’s prior written consent.
          5.3.30 Insider Contracts. Enter into or amend any contract, agreement, or other transaction with any Fidelity-Related Person except as contemplated or permitted by this Agreement, without Dearborn’s prior written consent.
     5.4 Approval of Agreement by Fidelity Shareholders. Fidelity, acting through its board of directors, shall, in accordance with the Delaware Act and its certificate of incorporation and bylaws, promptly and duly call, give notice of, convene, and hold the Fidelity Shareholders’ Meeting as soon as practicable following the date of this Agreement.
          5.4.1 Board Recommendation. Except while Fidelity has received in writing a Superior Proposal (defined below) that is still pending, at the Fidelity Shareholders’ Meeting and in any proxy materials used in connection with the meeting, the board of directors of Fidelity shall unanimously recommend that the Fidelity shareholders vote for approval of this Agreement and the Merger.
          5.4.2 Solicitation of Proxies. Except while a Fiduciary Event (defined below) has occurred and continues:
               (a) Fidelity shall solicit from its shareholders proxies to vote on the proposal to approve this Agreement and to secure a quorum at the Fidelity Shareholders’ Meeting.
               (b) Except while Fidelity has received in writing a Superior Proposal that is still pending, Fidelity shall use its reasonable efforts to secure the vote of shareholders required by the Delaware Act and Fidelity’s certificate of incorporation and bylaws to approve this Agreement.
          5.4.3 Fiduciary Event. A “Fiduciary Event” shall have occurred when the board of directors of Fidelity has (a) received in writing a Superior Proposal that is then pending, (b) determined in good faith (based on the advice of legal counsel) that its fiduciary duties to Fidelity’s shareholders under applicable law would require the board of directors to withdraw, modify, or change its recommendation, and (c) determined to accept and recommend the Superior Proposal to the shareholders of Fidelity.
          5.4.4 Superior Proposal. A “Superior Proposal” means any bona fide unsolicited Acquisition Proposal (as defined in Section 5.8.1 (No Solicitation)) made by a third party on terms that the board of directors of Fidelity determines in its good faith judgment, based upon the written advice of Hovde Financial, Inc., to be materially more favorable to Fidelity’s shareholders than this Agreement from a financial point of view.
          5.4.5 Notice. Fidelity shall notify Dearborn at least ten Business Days prior to taking any action with respect to such Superior Proposal or taking any action with respect to the withdrawal, modification, or change of its recommendation to its shareholders for approval of this Agreement.
     5.5 Dividends and Distributions. Fidelity shall not declare, set aside, pay, or make any dividend, distribution or payment (whether in cash, stock, or property) with respect to, or purchase or redeem, any shares of Fidelity Common Stock other than a distribution of not in excess of $.65 per share to the stockholders of Fidelity for the fourth quarter of 2006 without the prior written consent of Dearborn.
     5.6 Technology-Related Contracts. Until the Closing, Fidelity shall advise Dearborn of all anticipated renewals or extensions of existing data processing service agreements, data processing software license agreements, data processing hardware lease agreements, and other material technology-related licensing, maintenance or servicing agreements with independent vendors (“Technology-Related Contracts”) involving Fidelity or the Bank. The material Technology-Related Contracts of Fidelity and the Bank are contained in the Fidelity Disclosure Statement. Notwithstanding any other provision of this Section, neither Fidelity nor the Bank shall be obligated to take any irrevocable action, or irrevocably forego taking any action, with respect to those Technology-Related Contracts that would cause any such agreement to terminate, expire, or be materially modified prior to the Closing.
          5.6.1 Extensions and Renewals. Fidelity and the Bank shall cooperate with Dearborn in negotiating with each vendor the length of any new, extension, or renewal term of these Technology-Related Contracts in those cases where such extension or term extends beyond the Closing.
          5.6.2 New Agreements. Neither Fidelity nor the Bank shall enter into any new Technology-Related Contract, except with Dearborn’s consent (which consent shall not be unreasonably withheld or delayed if such agreement is necessary for Fidelity or the Bank to conduct business in the ordinary course through the Closing).
     5.8 Exclusive Commitment. Except as provided below, neither Fidelity nor any of Fidelity’s Representatives shall take any action inconsistent with the intent to consummate the Merger upon the terms and conditions of this Agreement. Without limiting the foregoing:
          5.8.1 No Solicitation. Neither Fidelity nor any of Fidelity’s Representatives, shall, directly or indirectly, (i) invite, initiate, solicit, or encourage an Acquisition Proposal; or (ii) participate in any discussions or negotiations regarding an Acquisition Proposal unless a Fiduciary Event has occurred and continues or such discussions or negotiations are likely to lead to a Superior Proposal. A proposal, offer, or other expression of interest concerning an Acquisition Transaction (defined below) shall be referred to as an “Acquisition Proposal.” For purposes of this Agreement, an “Acquisition Transaction” means: (a) a merger, consolidation, share exchange, tender offer, exchange offer, sale of shares or any similar transaction, involving Fidelity or the Bank other than the Merger; (b) a purchase, lease or other acquisition of all or a substantial part of the assets or deposits, or assumption of liabilities not in the ordinary course, involving Fidelity or the Bank; (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Fidelity or the Bank; or (d) any substantially similar transaction.
          5.8.2 Communication of Other Proposals. Fidelity shall cause written notice to be delivered to Dearborn as soon as reasonably possible upon receipt of any Acquisition Proposal. Such notice shall contain the material terms and conditions of the Acquisition Proposal to which such notice relates. Within twenty Business Days after Fidelity’s receipt of an Acquisition Proposal, Fidelity shall give notice to Dearborn whether or not a Fiduciary Event has occurred or a Superior Proposal is reasonably likely to result, and if not, Fidelity’s notice shall include a copy of Fidelity’s unequivocal rejection of the Acquisition Proposal in the form actually delivered to the person from whom the Acquisition Proposal was received. Thereafter, Fidelity shall as soon as reasonably possible notify Dearborn of any material changes in the terms, conditions, and status of such Acquisition Proposal.
          5.8.3 Furnishing Information. Unless a Fiduciary Event has occurred and continues or there is a reasonable likelihood that a Superior Proposal would result, neither Fidelity nor any of Fidelity’s Representatives shall furnish any nonpublic information concerning Fidelity or the Bank to any person who is not affiliated or under contract with Fidelity or Dearborn, except as required by applicable law or regulations. Prior to furnishing such information to any person who is not affiliated or under contract with Fidelity or Dearborn, Fidelity shall receive from such person an executed confidentiality agreement with terms no less favorable to Fidelity than those contained in its confidentiality agreement with Dearborn and Fidelity shall then provide only such information as has been furnished previously to Dearborn.
          5.8.4 Corporate Liability for Individual’s Breach. For the purposes of this Section, any breach of this Section by an executive officer, director, attorney or financial advisor of Fidelity in his or her individual capacity shall be deemed to be a breach by Fidelity.
     5.9 Other Filings. Within ten days after the execution of this Agreement, Dearborn shall prepare and file with the Federal Reserve Board and each other regulatory agency having jurisdiction all documents reasonably required to obtain each necessary approval of or consent to consummate the Merger. Dearborn shall provide Fidelity with reasonable opportunities to review and comment upon such documents before filing and to make such amendments and file such supplements thereto as Fidelity may reasonably request. Dearborn shall provide Fidelity with copies of all material correspondence received from these agencies and all material responsive correspondence sent to these agencies.
     5.10 Miscellaneous Agreements and Consents. Subject to the terms and conditions of this Agreement, each of the parties shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the Merger. The parties will use all reasonable efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the Merger.
     5.11 Access and Investigation. Between the date of this Agreement and the Closing, for the purpose of permitting an examination of Fidelity by Dearborn’s officers, attorneys, accountants, and representatives, Fidelity shall:
          5.11.1 Access. Permit, and shall cause the Bank to permit, reasonable access to their respective properties, books, and records at reasonable times.
          5.11.2 Cooperation. Use reasonable efforts to cause its and the Bank’s officers, directors, employees, accountants, and attorneys to cooperate fully, for the purpose of permitting a complete and detailed examination of such matters by Dearborn’s officers, attorneys, accountants, and representatives.
          5.11.3 Information. Furnish Dearborn, upon reasonable request, any information respecting its and each of the Bank’s properties, assets, business, and affairs.
          5.11.4 Consents. Dearborn acknowledges that certain information may not be disclosed by Fidelity without the prior written consent of persons not affiliated with Fidelity or the Bank. If such information is requested, then Fidelity shall use reasonable efforts to obtain such prior consent and shall not be required to disclose such information unless and until such prior consent has been obtained.
          5.11.5 Return and Retention. In the event of termination of this Agreement, each party agrees to promptly return all written materials furnished to it by the other party, and all copies, notes, and summaries of such written materials.
     5.12 Confidentiality. The Confidentiality Agreement executed by Dearborn and Fidelity on June 6, 2006 shall remain in full force and effect.

     5.13 Termination of Employee Benefit Plan. Effective as of the Closing, Fidelity shall terminate the Bank’s 401(k) Plan (the “Fidelity Plan”) if requested by Dearborn to do so. Fidelity shall provide Dearborn with reasonable assistance, approve and adopt all resolutions, and take all other actions that are necessary and appropriate in the judgment of Dearborn to complete the termination process of the Fidelity Plan as soon as practicable after the Closing. Upon receipt of a favorable IRS determination letter with respect to the termination of the Fidelity Plan (which termination applications shall be prepared by Dearborn and its counsel with the participation and cooperation of Fidelity and its counsel), Dearborn shall offer, if permissible and reasonably feasible, the participants in the Fidelity Plan the option to transfer or roll over their benefits into the Dearborn 401(k) plan.
     5.14 Public Announcements. Dearborn and Fidelity shall cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement, except as may be otherwise required by law. Neither Dearborn nor Fidelity shall issue any news releases with respect to this Agreement or the Merger unless such news releases have been mutually agreed upon by the parties, except as required by law.
     5.15 Regulatory and Shareholder Approvals. Fidelity and the Bank will cooperate with respect to obtaining all governmental approvals requisite to the consummation of the transactions contemplated by this Agreement. Dearborn will cooperate in the preparation of such materials as may be required to be furnished to the shareholders of Fidelity or filed or submitted to appropriate governmental agencies in connection with the Merger.
     5.16 Update of Titles, Rights, Etc. Before the Effective Time, each of Fidelity and the Bank shall prepare and file any and all documentation necessary to reflect the current name of Fidelity or the Bank, as applicable, on all rights, titles, interests and registrations for all real and personal property and securities that may be held in the name of a predecessor entity.
     5.17 Exchange of Financial Information.
          5.17.1 Quarterly information. Fidelity shall as promptly as practicable, deliver to Dearborn copies of each quarterly consolidated financial statement after the date of this Agreement.
          5.17.2 Fidelity Information. After the execution of this Agreement until the Effective Time of the Merger, Fidelity shall promptly deliver to Dearborn copies of:
               (a) Each monthly internal financial report prepared with respect to Fidelity and the Bank on a consolidated or unconsolidated basis. Fidelity represents and warrants that such information shall be consistent with the financial information as used for internal purposes by Fidelity in the management of its consolidated business; and
               (b) Each financial report or statement submitted to regulatory authorities for Fidelity and the Bank.
     5.18 Certain Employment Covenants. Dearborn agrees to cause severance payments to be paid to all employees of Fidelity whose employment is eliminated or terminated as a result of the Merger, consistent with Dearborn’s prior practice.
ARTICLE VI — CONDITIONS PRECEDENT TO DEARBORN’S OBLIGATIONS
     All obligations of Dearborn under this Agreement are subject to the fulfillment (or waiver in writing by a duly authorized officer of Dearborn), prior to or at the Closing, of each of the following conditions.
     6.1 Renewal of Representations and Warranties, Etc.
          6.1.1 Representations and Warranties. The representations and warranties of Fidelity contained in this Agreement shall be true, correct and complete when made and as of the Closing as if made at and as of such time, except (a) as expressly contemplated or permitted by this Agreement; (b) for representations and warranties relating to a time or times other than the Closing that were or will be true, correct and complete at such other time or times; and (c) where the failure or failures of such representations and warranties to be so true, correct, and complete individually or in the aggregate does not result or would not result in a Material Adverse Effect on Fidelity.
          6.1.2 Compliance with Agreements. Fidelity shall have performed and complied with all agreements, conditions, and covenants required by this Agreement to be performed or complied with by Fidelity prior to or at the Closing in all material respects.
          6.1.3 Certificates. Compliance with Sections 6.1.1 (Representations and Warranties) and 6.1.2 (Compliance with Agreements) shall be evidenced by one or more certificates signed by appropriate officers of Fidelity, dated as of the date of the Closing, certifying the foregoing in such detail as Dearborn may reasonably request.
     6.2 Opinion of Legal Counsel. Fidelity shall have delivered to Dearborn an opinion of Jaffe Raitt Heuer & Weiss PC, counsel for Fidelity, dated as of the date of the Closing and in a form reasonably satisfactory to Dearborn and counsel for Dearborn.
     6.3 Required Regulatory Approvals. Dearborn shall have received all such approvals, consents, authorizations, and licenses of all regulatory and other governmental and self-regulatory authorities having jurisdiction as may be required to permit the performance by Fidelity or Dearborn of their respective obligations under this Agreement and the consummation of the Merger, without the regulating authority’s imposition of non-standard conditions on approval that are not reasonably acceptable to Dearborn and all statutory or regulatory waiting periods shall have expired without notice of any regulatory objection to the consummation of the Merger.
     6.4 Shareholder Approval. The shareholders of Fidelity shall have approved this Agreement and the Merger by the requisite vote.
     6.5 Order, Decree, Etc. Neither Dearborn nor Fidelity shall be subject to any order, decree, or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.
     6.6 Proceedings. There shall not be any action, suit, proceeding, claim, arbitration, or investigation pending or threatened against or relating to Fidelity, the Bank, or its or their respective directors and officers (in the capacity as such), properties, or businesses the success of which would result in a Material Adverse Effect.
     6.7 Certificate as to Outstanding Shares. Dearborn shall have received a certificate dated as of the Closing date and signed by the secretary of Fidelity on behalf of Fidelity, certifying the total number of shares of Common Stock of Fidelity issued and outstanding as of the close of business on the day immediately preceding the Closing;
     6.8 Change of Control Waivers. Dearborn shall have received evidence of the consents or other waivers of any material rights and the waiver of the loss of any material rights that may be triggered by the change of control of Fidelity upon consummation of the Merger under any agreement, contract, mortgage, deed of trust, lease, commitment, indenture, note, or other instrument; all in form and substance reasonably satisfactory to Dearborn.
     6.9 Employment Agreements. John Lindsey and Bruce R. Marsh, executive officers of the Bank, shall have entered into mutually acceptable employment agreements.
     6.10 Financing. Dearborn shall have obtained and closed the financings in amounts and terms acceptable to Dearborn necessary to consummate the Merger.
     6.11 Indemnification. All of the shareholders of Fidelity shall have executed the indemnification agreement in the form attached to this Agreement as Exhibit A.
     6.12 Escrow Agreement. Fidelity and Dearborn shall have entered into an escrow agreement if applicable, pursuant to Section 1.2.1.

ARTICLE VII — CONDITIONS PRECEDENT TO FIDELITY’S OBLIGATIONS
     All obligations of Fidelity under this Agreement are subject to the fulfillment (or waiver in writing by a duly authorized officer of Fidelity), prior to or at the Closing, of each of the following conditions:
     7.1 Renewal of Representations and Warranties, Etc.
          7.1.1 Representations and Warranties. The representations and warranties of Dearborn contained in this Agreement shall be true, correct, and complete when made and as of the Closing as if made at and as of such time except (a) as expressly contemplated or permitted by this Agreement; (b) for representations and warranties relating to a time or times other than the Effective Time that were or will be true, correct, and complete at such other time or times; and (c) where the failure or failures of such representations and warranties to be so true, correct, and complete, individually or in the aggregate does not result or would not result in a material adverse effect on Dearborn or its business and operations.
          7.1.2 Compliance with Agreements. Dearborn shall have performed and complied with all agreements, conditions, and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing in all material respects.
          7.1.3 Certificates. Compliance with Sections 7.1.1 (Representations and Warranties) and 7.1.2 (Compliance with Agreements) shall be evidenced by one or more certificates signed by appropriate officers of Dearborn, dated as of the date of the Closing, certifying the foregoing in such detail as Fidelity may reasonably request.
     7.2 Opinion of Legal Counsel. Dearborn shall have delivered to Fidelity an opinion of Dickinson Wright PLLC counsel for Dearborn, dated as of the date of the Closing and in a form reasonably satisfactory to Fidelity and counsel for Fidelity.
     7.3 Required Regulatory Approvals. Fidelity and Dearborn shall have received all such approvals, consents, authorizations, and licenses of all regulatory and other governmental authorities having jurisdiction as may be required to permit the performance by Fidelity and Dearborn of their respective obligations under this Agreement and the consummation of the Merger.
     7.4 Shareholder Approval. Fidelity shall have received the requisite approval of its shareholders of this Agreement and the Merger.
     7.5 Order, Decree, Etc. Neither Dearborn nor Fidelity shall be subject to any applicable order, decree, or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

     7.6 Escrow Agreement. Fidelity and Dearborn shall have entered into an escrow agreement if applicable, pursuant to Section 1.2.1.
ARTICLE VIII —ABANDONMENT OF MERGER
     This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (notwithstanding that approval of this Agreement by the shareholders of Fidelity may have previously been obtained) as follows:
     8.1 Mutual Abandonment. By mutual consent of the board of directors, or duly authorized committees thereof of Dearborn and Fidelity.
     8.2 Upset Date. By either Dearborn or Fidelity if the Merger shall not have been consummated on or before January 31, 2007 (the “Upset Date”), and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party.
     8.3 Dearborn’s Rights to Terminate. By Dearborn under any of the following circumstances:
          8.3.1 Failure to Satisfy Closing Conditions. If (a) any of the conditions specified in Article VI (Conditions Precedent to Dearborn‘s Obligations) have not been met or waived by Dearborn or (b) if any of the conditions specified in Article VII (Conditions Precedent to Fidelity ‘s Obligations) have not been satisfied or waived by Fidelity at such time as such condition can no longer be satisfied notwithstanding Dearborn’s best efforts to comply with those covenants given by Dearborn in this Agreement.
          8.3.2 Occurrence of a Fiduciary Event. At any time after there has occurred a Fiduciary Event.
          8.3.3 Material Adverse Event. If there shall have occurred one or more events that shall have caused or are reasonably likely to cause a Material Adverse Effect.
          8.3.4 Community Reinvestment Act Rating. If, prior to the Closing, the Bank is examined for compliance with the Community Reinvestment Act and receives a rating lower than “Satisfactory” or, if the report of examination is still pending on the date of the Closing, Dearborn is unable to satisfy itself that the Bank will receive a rating of Satisfactory or better.
          8.3.5 Shareholder Approval. This Agreement is not approved by the requisite vote of the shareholders of Fidelity notwithstanding Fidelity’s reasonable efforts to obtain such approval through solicitation and/or delay of the meeting date.
     8.4 Fidelity’s Rights to Terminate. By Fidelity under any of the following circumstances:
          8.4.1 Failure to Satisfy Closing Conditions. If (a) any of the conditions specified in Article VII (Conditions Precedent to Fidelity’s Obligations) have not been met or waived by Fidelity or (b) if any of the conditions specified in Article VI (Conditions Precedent to Dearborn’s Obligations) have not been satisfied or waived by Dearborn at such time as such condition can no longer be satisfied notwithstanding Fidelity’s best efforts to comply with those covenants given by Fidelity in this Agreement.
          8.4.2 Shareholder Approval. This Agreement is not approved by the requisite vote of the shareholders of Fidelity notwithstanding Fidelity’s reasonable efforts to obtain such approval through solicitation and/or delay of the meeting date.
          8.4.3 Occurrence of a Fiduciary Event. At any time after there has occurred a Fiduciary Event.
     8.5 Effect of Termination.
          8.5.1 General. In the event of termination of this Agreement by either Fidelity or Dearborn as provided in this Article, this Agreement shall forthwith have no effect, and neither Fidelity nor Dearborn, any of their respective subsidiaries, nor any of their respective directors, officers, or employees shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that Sections 5.12 (Confidentiality), 5.15 (Public Announcements), 8.5 (Effect of Termination), 9.3 (Nonsurvival of Representations, Warranties, and Agreements), and 9.5 (Expenses) shall survive any termination of this Agreement.
          8.5.2 Termination Notice. In the event of the termination of this Agreement as provided in Sections 8.1 through 8.4, written notice shall immediately be given to the other party or parties specifying the provision of this Agreement pursuant to which termination is made.
          8.5.3 Fidelity Termination Fee. If, after this Agreement is executed, either (a) the Board of Directors of Fidelity or the shareholders of Fidelity accept or approve any Acquisition Proposal or Superior Proposal which competes with or is otherwise inconsistent with the transactions contemplated by this Agreement; (b) the shareholders of Fidelity fail to approve this Agreement after a written Acquisition Proposal or Superior Proposal has been communicated (whether through Fidelity, the media or some other medium) to the shareholders which competes with or is otherwise inconsistent with the transactions contemplated by this Agreement; (c) this Agreement is terminated due to a Fiduciary Event or (d) this Agreement is terminated by Fidelity for reasons other than those set forth in Section 8.4, then Fidelity shall, upon demand, pay Dearborn in immediately available funds, the amount of $2,639,000 (“Fidelity Termination Fee”), plus all reasonable and actual professional expenses incurred by Dearborn in connection with the transactions contemplated by this Agreement.
          8.5.4 Dearborn Termination Fee. If, after this Agreement is executed, this Agreement is terminated by Dearborn for reasons other than those set forth in Section 8.3, then Dearborn shall, upon demand, pay Fidelity in immediately available funds, the amount of $1,876,000 (“Dearborn Termination Fee”), plus all reasonable and actual professional expenses incurred by Fidelity in connection with the transactions contemplated by this Agreement.
          8.5.5 Notices. Fidelity shall notify Dearborn promptly in writing of the occurrence of any Acquisition Proposal or Superior Proposal. The giving of such notice by Fidelity shall not be a condition to the right of Dearborn to payment of the Termination Fee.
ARTICLE IX —MISCELLANEOUS
     Subject to the terms and conditions of this Agreement, Dearborn and Fidelity further agree as follows:
     9.1 “Material Adverse Effect” Defined. As used in this Agreement, the term “Material Adverse Effect” means any change or effect that, individually or when taken together with all other such changes or effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, has had or could reasonably be expected to reduce Shareholder’s equity of Fidelity below $27,500,000. Notwithstanding the above, the impact of the following shall not be included in any determination of a Material Adverse Effect: (a) changes in GAAP, generally applicable to financial institutions and their holding companies; (b) actions and omissions of a party (or any of its subsidiaries) taken with the prior written consent of the other party; (c) changes in economic conditions (including changes in the level of interest rates) generally affecting financial institutions; and (d) fees and expenses reasonably related to the transaction contemplated in this Agreement incurred or paid without violation of the representations, warranties or covenants in this Agreement.
     9.2 “Executive Officer” Defined, “Knowledge” Defined; “Person” Defined; “Affiliate” Defined. As used in this Agreement, the term “Executive Officer” means those officers with the title of Senior Vice President or higher, the term “Knowledge” or “to the knowledge of” means the actual knowledge of any director or executive officer of Fidelity or Dearborn or their respective subsidiaries, as the case may be and does not require inquiry or investigation by any individual. “Person,” whether or not capitalized, has the meaning set forth in Sections 3(a)(9) and 13(d)(3) of the Securities Act of 1933 and shall also mean any association, partnership, limited liability company, limited partnership, trust, joint venture or other legal entity. “Affiliate” of, or a person “Affiliated” with (whether or not capitalized) means a specific person that directly or indirectly, through one or more intermediaries (by virtue of legal or beneficial ownership, contractual rights, or otherwise) controls, is controlled by, or is under common control with, the person specified.
     9.3 Nonsurvival of Representations, Warranties, and Agreements. None of the representations, warranties, covenants, and agreements in this Agreement or in any other agreement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Closing.
     9.4 Amendment. Subject to applicable law, this Agreement maybe amended, modified, or supplemented by, and only by, written agreement of Dearborn and Fidelity, executed by the respective authorized officers, at any time prior to the Effective Time.
     9.5 Expenses. Except as otherwise provided in this Agreement, Fidelity and Dearborn shall each pay its own expenses incident to preparing for, entering into, and carrying out this Agreement, and incident to the consummation of the Merger. Each party shall pay the fees and expenses of any investment banker engaged by that party. The costs of printing and mailing any proxy material to Fidelity’s shareholders shall be borne by Fidelity.
     9.6 Specific Enforcement. The parties each agree that, consistent with the terms and conditions of this Agreement, in the event of a breach by a party to this Agreement, money damages will be inadequate and not susceptible of computation because of the unique nature of Fidelity, the Bank, and the Merger. Therefore, the parties each agree that a federal or state court of competent jurisdiction shall have authority, subject to the rules of law and equity, to specifically enforce the provisions of this Agreement by injunctive order or such other equitable means as may be determined in the court’s discretion.
     9.7 Jurisdiction; Venue; Jury. The parties acknowledge that jurisdiction and venue may be permissible in more than one jurisdiction or court district. Dearborn and Fidelity each hereby agree not to assert any defense of improper jurisdiction or venue and each waive their right to a trial by jury.
     9.8 Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by action taken by the board of directors of a party, a duly authorized committee thereof, or a duly authorized officer of such party. The failure of any party at any time or times to require performance of any provision of this Agreement shall in no manner affect such party’s right at a later time to enforce the same provision. No waiver by any party of any condition, or of the breach of any term, covenant, representation, or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach, or as a waiver of any other condition or of the breach of any other term, covenant, representation, or warranty.
     9.9 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given and effective immediately if delivered or sent and received by a fax transmission (if receipt by the intended recipient is confirmed by telephone and if hard copy is delivered by overnight delivery service the next day), a hand delivery, or a nationwide overnight delivery service (all fees prepaid) to the following addresses:

If to Fidelity:	With a copy to:
John Lindsey	Ralph R. Margulis
President and Chief Executive Officer	Jaffe Raitt Heuer & Weiss PC
Fidelity Financial Corporation of Michigan	2777 Franklin Road
1040 E. Maple	Suite 2500
Birmingham, Michigan 48009	Southfield, MI 48034

If to Dearborn:	With a copy to:
Michael J. Ross	Verne C. Hampton, II
President and Chief Executive Officer	Dickinson Wright PLLC
Dearborn Bancorp, Inc.	500 Woodward Avenue
1360 Porter Street	Suite 4000
Dearborn, Michigan 48124	Detroit, MI 48226
     9.10 Governing Law. This Agreement shall be governed, construed, and enforced accordance with the laws of the State of Michigan, without regard to principles of conflicts of laws.
     9.11 Entire Agreement; Amendment. This Agreement (including all exhibits and ancillary agreements described in this Agreement) supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the agreements and documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter, except for matters set forth in any written instrument concurrently or contemporaneously executed by the parties. No party may assign any of its rights or obligations under this Agreement to any other person, except that Dearborn may assign its rights to any Dearborn Subsidiary.
     9.12 Third Party Beneficiaries. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon Dearborn and Fidelity and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any person other than Dearborn and Fidelity any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

     9.13 Counterparts. This Agreement may be executed in one or more counterparts, which taken together shall constitute one and the same instrument. Executed counterparts of this Agreement shall be deemed to have been fully delivered and shall become legally binding if and when executed signature pages are received by facsimile transmission from a party. If so delivered by facsimile transmission, the parties agree to promptly send original, manually executed copies by nationwide overnight delivery service.
     9.14 Headings, Etc. The article headings and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. With respect to any term, references to the singular form of the word include its plural form and references to the plural form of the word include its singular form.
     9.15 Calculation of Dates and Deadlines. Unless otherwise specified, any period of time to be determined under this Agreement shall be deemed to commence at 12:01 a.m. on the first full day after the specified starting date, event, or occurrence. Any deadline, due date, expiration date, or period-end to be calculated under this Agreement shall be deemed to end at 5 p.m. on the last day of the specified period. The time of day shall be determined with reference to the then current local time in Detroit, Michigan.
     9.16 Severability. If any term, provision, covenant, or restriction contained in this Agreement is held by a final and unappealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Agreement to not achieve its essential purposes.
     9.17 Further Assurances; Privileges. Each of Dearborn and Fidelity shall, at the request of the other, execute and deliver such additional documents and instruments and take such other actions as maybe reasonably requested to carry out the terms and provisions of this Agreement.

     IN WITNESS WHEREOF, the undersigned parties have duly executed and acknowledged this Agreement as of the date first written above.

FIDELITY FINANCIAL CORPORATION OF MICHIGAN

By:

John Lindsey President and Chief Executive Officer

DEARBORN BANCORP, INC.

By:

Michael J. Ross, President and Chief Executive Officer